UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                               Greyhound Lines, Inc.

                                 (Name of Issuer)

                                   Common Stock

                          (Title of Class of Securities)

                                     398048108

                                  (CUSIP Number)

                                 John N. Alexander
                              Chief Operating Officer
                           Connor, Clark & Company Ltd.
                           Scotia Plaza, 40 King Street
                                Suite 5110, Box 125
                             Toronto, Ontario M5H 3Y2
                                  (416) 360-0006

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   December 29, 1994
              (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     **The total number of shares reported herein is 5,909,303 shares, which constitutes approximately 11.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 53,743,682 shares outstanding. The total number of shares outstanding is as of January 6, 1995, and was obtained from the Issuer's transfer agent.

1.   Name of Reporting Person:

     Connor Clark & Company Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC, 00-Client Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 25,000
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,596,639
Owned By
Each
Reporting      9.   Sole Dispositive Power: 25,000
Person
With
               10.  Shared Dispositive Power: 4,596,639

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,621,639


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 8.6%


14.  Type of Reporting Person: IA

1.   Name of Reporting Person:

     Tuckahoe Associates Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: PN

- ---------
(1)  Power is exercised through its sole general partner, Merchant Private
     Ltd.

1.   Name of Reporting Person:

     Tuckahoe Alliance Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: PN

- ---------
(1)  Power is exercised through its sole general partner, Merchant Private
     Ltd.

1.   Name of Reporting Person:

     Tuckahoe Global Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: PN

- ---------
(1)  Power is exercised through its sole general partner, Merchant Private
     Ltd.

1.   Name of Reporting Person:

     Tuckahoe Maritime Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: PN

- ---------
(1)  Power is exercised through its sole general partner, Merchant Private
     Ltd.

1.   Name of Reporting Person:

     Tuckahoe World Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: PN

- ---------
(1)  Power is exercised through its sole general partner, Merchant Private
     Ltd.

1.   Name of Reporting Person:

     Merchant Private Trust Company

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 27,850 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 27,850 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     27,850

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: CO

- ---------
(1) Power is exercised through Merchant Private Limited.

1.   Name of Reporting Person:

     Merchant Private Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 265,102 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 265,102 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     265,102 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.5%


14.  Type of Reporting Person: CO

- ---------
(1) Power is exercised through its controlling shareholder, John C. Clark.
(2) Solely in its capacity as the controlling stockholder of Merchant Private Trust Company with respect to 27,850 shares.

1.   Name of Reporting Person:

     Caledon Commonwealth Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 63,297 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 63,297 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     63,297

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: CO

- ----------
(1) Power is exercised through its sole shareholder, John C. Clark.

1.   Name of Reporting Person:

     John C. Clark

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 328,399 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 63,297 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 328,399 (1)
Person
With
               10.  Shared Dispositive Power: 63,297 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     391,696 (1) (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.7%


14.  Type of Reporting Person: IN

- ---------
(1) Solely in his capacity as sole shareholder of Caledon Commonwealth Limited with respect to 63,297 shares, and solely in his capacity as the controlling shareholder of Merchant Private Limited with respect to 265,102 shares.

(2) Solely in his capacity as a trustee of the John & Anne Clark Family Trust with respect to 63,297 shares.

1.   Name of Reporting Person:

     John & Anne Clark Family Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 63,297 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 63,297 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     63,297

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: OO - Trust
- ----------
(1)  Power is exercised by its Trustees, John C. Clark and Anne Clark.

1.   Name of Reporting Person:

     Anne Clark

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 63,297 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 63,297 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     63,297 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in her capacity as a trustee of the John & Anne Clark Family Trust with respect to 63,297 shares.

1.   Name of Reporting Person:

     Technifund Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 682,202 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 682,202 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     682,202

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.3%


14.  Type of Reporting Person: CO

- ----------
(1) Power is exercised through its sole shareholder, Herbert Abramson.

1.   Name of Reporting Person:

     Herbert Abramson

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 682,202 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 682,202 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     682,202 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.3%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as the sole shareholder of Technifund, Inc.

1.   Name of Reporting Person:

     Connor Clark Hedge Fund Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 42,999 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 42,999 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     42,999

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: PN

- ----------
(1) Power is exercised through its sole general partner, Connor Clark Shareholdings Ltd.

1.   Name of Reporting Person:

     Connor Clark Hedge Fund Limited Partnership #2

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 19,368 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 19,368 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     19,368

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: PN

- ----------
(1)  Power is exercised through its sole general partner, Connor
     Clark Shareholdings Ltd.

1.   Name of Reporting Person:

     Connor Clark Shareholdings Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 62,367 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 62,367 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     62,367 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: CO

- ----------
(1) Solely in its capacity as the sole general partner of Connor Clark Hedge Fund Limited Partnership with respect to 42,999 shares and solely in its capacity as the sole general partner of Connor Clark Hedge Fund Limited Partnership #2 with respect to 19,368 shares.

1.   Name of Reporting Person:

     Donald H. Carlisle

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 2,953
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,953
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,953

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Peter Chin

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,054 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,054 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,054 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: IN

- --------
(1)  The shares are owned jointly with his wife, Christine Chin.

1.   Name of Reporting Person:

     Christine Chin

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,054 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,054 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,054 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: IN

- --------
(1)  The shares are owned jointly with her husband, Peter Chin.

1.   Name of Reporting Person:

     The Connor Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 21,099 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 21,099 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     21,099

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: CO
- ----------
(1)  Power is exercised by its sole shareholder, Gerald R. Connor.

1.   Name of Reporting Person:

     Connor Family Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 4,219 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,219 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,219
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: 00 - Trust
- ----------
(1)  Power is exercised by its Trustees, Gerald R. Connor and Carla Connor.

1.   Name of Reporting Person:

     Tregla Holdings Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power:   73,323 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  73,323 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     73,323

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised by its sole shareholder, Gerald R. Connor.

1.   Name of Reporting Person:

     Gerald R. Connor

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power:   94,422 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,219 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:   94,422 (1)
Person
With
               10.  Shared Dispositive Power: 4,219 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     98,641 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacity as the sole shareholder of Tregla Holdings Limited with respect to 73,323 shares and solely in his capacity as the sole shareholder of The Connor Corporation with respect to 21,099 shares.

(2) Solely in his capacity as a trustee of the Connor Family Trust with respect to 4,219 shares.

1.   Name of Reporting Person:

     Carla Connor

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,219 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,219 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,219 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in her capacity as a trustee of the Connor Family Trust with respect to 4,219 shares.

1.   Name of Reporting Person:

     Bryan Rakusin

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 1,686
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,686
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,686

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Gerald P. Reid

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 2,530
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,530
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,530

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     J. Cameron MacDonald

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 5,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     5,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     David Dorion

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 39,203 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 39,203 (1)(2)(3)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     39,203 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacity as the sole shareholder of Dacondor Investments Ltd. with respect to 33,484 shares.

(2) Assumes exercise of 15 put options covering 1,500 shares that were written by the Reporting Person.

(3) Assumes exercise of 69 put options covering 6,900 shares that were written by Dacondor Investments Ltd.

1.   Name of Reporting Person:

     Dacondor Investments Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 33,484 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 33,484 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     33,484 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised by its sole shareholder, David Dorion.

(2) Assumes exercise of 69 put options covering 6,900 shares that were written by the Reporting Person.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") the undersigned hereby amend their Schedule 13D Statement dated August 5, 1994 (the "Schedule 13D"), relating to the Common Stock of Greyhound Lines, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

     No material change

Item 2.   Identity and Background.

     Items (a) - (c) of Item 2 are hereby partially amended by adding at the end thereof the following:

     As a result of the sale of all Stock held by each of Tuckahoe Associates, Tuckahoe Alliance, Tuckahoe Global, Tuckahoe Maritime and Tuckahoe World, Tuckahoe Associates, Tuckahoe Alliance, Tuckahoe Global, Tuckahoe Maritime and Tuckahoe World no longer shall be Reporting Persons for purposes of this and all future flings on Schedule 13D.

     As a result of their purchases of Stock, Caledon Commonwealth Limited ("Caledon"), the John & Anne Clark Family Trust ("Clark Trust"), Anne Clark ("AC"), Connor Clark Hedge Fund Limited Partnership ("Hedge Fund"), Connor Clark Hedge Fund Limited Partnership #2 ("Hedge Fund 2"), Connor Clark Shareholdings Limited ("Shareholdings"), Donald H. Carlisle ("DHC"), Peter Chin ("P. Chin"), Christine Chin ("C. Chin"), The Connor Corporation ("Connor"), the Connor Family Trust ("Connor Trust"), Tregla Holdings Limited ("Tregla"), Gerald R. Connor ("GRC"), Carla Connor ("CC"), Bryan Rakusin ("BR"), Gerald P. Reid ("GPR"), J. Cameron MacDonald ("JCM"), David Dorion ("DD") and Dacondor Investments Ltd. ("Dacondor") are joining in the Schedule 13D as Reporting Persons.

     Caledon

     Caledon is an Ontario, Canada corporation, the principal business of which is to serve as the personal holding company of John C. Clark ("JCC"). The principal business address of Caledon, which also serves as its principal office, is c/o John C. Clark, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

     Clark Trust

     Clark Trust is a trust established pursuant to the laws of Ontario, Canada. The principal business address of Clark Trust, which also serves as its principal office, is c/o John C. Clark, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to AC, one of the Trustees of Clark Trust, and JCC, the other trustee of the Clark Trust, is set forth below.

     AC

     AC's address is c/o John C. Clark, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2, and she is not presently employed.

     JCC

     See answers in the Schedule 13D filed previously.

     Hedge Fund

     Hedge Fund is a limited partnership established pursuant to the laws of Ontario, Canada, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Hedge Fund, which also serves as its principal office, is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Shareholdings, the sole general partner of Hedge Fund, is set forth below.

     Hedge Fund 2

     Hedge Fund 2 is a limited partnership established pursuant to the laws of Ontario, Canada, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Hedge Fund 2, which also serves as its principal office, is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Shareholdings, the sole general partner of Hedge Fund 2, is set forth below.

     Shareholdings

     Shareholdings is a corporation established pursuant to the laws of Ontario, Canada, the principal business of which is to facilitate the transfer of shares from Connor Clark to its shareholders. The principal business address of Shareholdings, which also serves as its principal office, is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2. Shareholdings is the general partner of each of Hedge Fund and Hedge Fund 2. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Shareholdings are as follows:

JCC - See answers in the Schedule 13D filed previously.

GRC - See answers in the Schedule 13D filed previously.

John N. Alexander - See answers in the Schedule 13D filed previously.

     DHC

     See answers in the Schedule 13D filed previously.

     P. Chin

     P. Chin's principal occupation or employment is serving as a research analyst for Connor Clark. P. Chin's business address is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

     C. Chin

     C. Chin's principal occupation or employment is serving as a marketing executive for Rencap Holdings. The principal business of Rencap Holdings is marketing and distribution. C. Chin's business address, and the address of Rencap Holdings, is 38 Skyview Crescent, North York, Ontario M2J 1B8.

     Connor

     Connor is an Ontario, Canada corporation, the principal business of which is to serve as the personal holding company of GRC. The principal business address of Connor, which also serves as its principal office, is c/o Gerald R. Connor, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

     Connor Trust

     Connor Trust is a trust established pursuant to the laws of Ontario, Canada. The principal business address of Connor Trust, which also serves as its principal office, is c/o Gerald R. Connor, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to GRC, one of the Trustees of Connor Trust, and CC, the other trustee of the Connor Trust, is set forth below.

     GRC

     See answers in the Schedule 13D filed previously.

     CC

     CC's address is c/o Gerald R. Connor, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2, and she is not presently employed.

     Tregla

     Tregla is an Ontario, Canada corporation, the principal business of which is to serve as the personal holding company of GRC. The principal business address of Tregla, which also serves as its principal office, is c/o Gerald R. Connor, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

     BR

     See answers in the Schedule 13D filed previously.

     GPR

     See answers in the Schedule 13D filed previously.

     JCM

     See answers in the Schedule 13D filed previously.

     DD

     See answers in the Schedule 13D filed previously.

     Dacondor

     Dacondor is an Ontario, Canada corporation, the principal business of which is to serve as the personal holding company of DD. The principal business address of Dacondor, which also serves as its principal office, is c/o David Dorion, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

     (d) - (f)   No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to read in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON              SOURCE OF FUNDS               AMOUNT OF FUNDS

     Connor Clark             Clients (1)/
                              Working Capital (2)           $21,086,783.04

     Merchant Trust           Working Capital (2)           $137,150.30

     Merchant Private         Working Capital (2)           $597,165.33

     Caledon                  Working Capital (2)           $132,100.84

     Clark Trust              Trust Funds (3)               $132,100.83

     JCC                      Not Applicable                Not Applicable

     AC                       Not Applicable                Not Applicable

     Technifund               Working Capital (2)           $3,773,259.26

     Herbert Abramson         Not Applicable                Not Applicable

     Hedge Fund               Working Capital (2)           $287,023.86

     Hedge Fund 2             Working Capital (2)           $42,532.13

     Shareholdings            Not Applicable                Not Applicable

     DHC                      Personal Funds (4)            $19,516.38

     P. Chin/                 Personal Funds (4)            $7,194.60
       C. Chin

     Connor                   Working Capital (2)           $144,739.14

     Connor Trust             Trust Funds (3)               $29,073.13

     Tregla                   Working Capital (2)           $221,802.08

     GRC                      Not Applicable                Not Applicable

     CC                       Not Applicable                Not Applicable

     BR                       Personal Funds (4)            $11,330.20

     GPR                      Personal Funds (4)            $16,883.53

     JCM                      Personal Funds (4)            $50,230.00

     DD                       Personal Funds (4)            $28,642.79
     Dacondor                 Working Capital (2)           $174,125.20

     (1)  Funds obtained from the accounts of certain of its Clients.

     (2) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose or acquiring, handling, trading or voting the Stock.

Item 4.   Purpose of Transaction.

     No material change

Item 5.   Interest in Securities of the Issuer.

     Paragraphs (a) - (c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     Connor Clark

     The aggregate number of shares of the Stock that Connor Clark owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,621,639, which constitutes approximately 11.0% of the outstanding shares of the Stock.

     Merchant Trust

     The aggregate number of shares of the Stock that Merchant Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 27,850, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Merchant Private

     The aggregate number of shares of the Stock that Merchant Private owns, beneficially, pursuant to Rule 13d-3 of the Act, is 237,584. Because of its position as the controlling shareholder of Merchant Trust, Merchant Private may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 27,850 shares of the Stock, which, together with the 237,584 shares that it owns, constitutes approximately 0.5% of the outstanding shares of the Stock.

     Caledon

     The aggregate number of shares of the Stock that Caledon owns beneficially, pursuant to Rule 13d-3 of the Act, is 63,297, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Clark Trust

     The aggregate number of shares of the Stock that Clark Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 63,297, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     JCC

     Because of his position as the sole shareholder of Caledon, JCC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 63,297 shares of the Stock. Because of his position as the controlling shareholder of Merchant Private, he may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 265,102 shares of the Stock. Because of his position as a trustee of Clark Trust, he may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 63,297 shares of the Stock, which, together with the 63,297 shares he may own as the sole shareholder of Caledon and the 265,102 shares he may own as the controlling shareholder of Merchant Private, constitutes approximately 0.7% of the outstanding shares of the Stock.

     AC

     Because of her position as a trustee of Clark Trust, AC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 63,297 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Technifund

     The aggregate number of shares of the Stock that Technifund owns beneficially, pursuant to Rule 13d-3 of the Act, is 682,202, which constitutes approximately 1.3% of the outstanding shares of the Stock.

     Herbert Abramson

     Because of his position as the sole shareholder of Technifund, Herbert Abramson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 682,202 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

     Hedge Fund

     The aggregate number of shares of the Stock that Hedge Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 42,999, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Hedge Fund 2

     The aggregate number of shares of the Stock that Hedge Fund 2 owns beneficially, pursuant to Rule 13d-3 of the Act, is 19,368, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Shareholdings

     Because of its position as the sole general partner of Hedge Fund, Shareholdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 42,999 shares of the Stock. Because of its position as the sole general partner of Hedge Fund 2, Shareholdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 19,368 shares of the Stock, which, together with the 42,999 shares it may be deemed to own as the general partner of Hedge Fund, constitutes approximately 0.1% of the outstanding shares of the Stock.

     DHC

     The aggregate number of shares of the Stock that DHC owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,953, which constitutes less than 0.1% of the outstanding shares of the Stock.

     P. Chin

     The aggregate number of shares of the Stock that P. Chin owns beneficially, pursuant to Rule 13d-3 of the Act, as joint owner with C. Chin is 1,054, which constitutes less than 0.1% of the outstanding shares of the Stock.

     C. Chin

     The aggregate number of shares of the Stock that C. Chin owns beneficially, pursuant to Rule 13d-3 of the Act, as joint owner with P. Chin is 1,054, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Connor

     The aggregate number of shares of the Stock that Connor owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,099, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Connor Trust

     The aggregate number of shares of the Stock that Connor Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,219, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Tregla

     The aggregate number of shares of the Stock that Tregla owns beneficially, pursuant to Rule 13d-3 of the Act, is 73,323, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     GRC

     Because of his position as the sole shareholder of Tregla, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 73,323 shares of the Stock. Because of his position as the sole shareholder of Connor, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 21,099 shares of the Stock. Because of his position as a trustee of the Connor Trust, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 4,219 shares of the Stock, which, together with the 73,323 shares he may be deemed to own as the sole shareholder of Tregla and the 21,099 shares he may be deemed to own as the sole shareholder of Connor, constitutes approximately 0.2% of the outstanding shares of the Stock.

     CC

     Because of her position as a trustee of Connor Trust, CC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,219 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     BR

     The aggregate number of shares of the Stock that BR owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,686, which constitutes less than 0.1% of the outstanding shares of the Stock.

     GPR

     The aggregate number of shares of the Stock that GPR owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,530, which constitutes less than 0.1% of the outstanding shares of the Stock.

     JCM

     The aggregate number of shares of the Stock that JCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     DD

     The aggregate number of shares of the Stock that DD owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,719. Because of his position as the sole shareholder of Dacondor, DD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 33,484 shares of the Stock, which, together with the 5,719 shares he owns constitutes approximately 0.1% of the outstanding shares of the Stock.

     Dacondor

     The aggregate number of shares of the Stock that Dacondor owns beneficially, pursuant to Rule 13d-3 of the Act, is 33,484, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     (b)

     Connor Clark

     Connor Clark has the sole power to vote or to direct the vote of 25,000 shares of the Stock, the shared power to vote or to direct the vote of 4,596,639 shares of the Stock, the sole power to dispose or to direct the disposition of 25,000 shares of the Stock, and the shared power to dispose or to direct the disposition of 4,596,639 shares of the Stock.

     Merchant Trust

     Acting through its controlling shareholder, Merchant Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,850 shares of the Stock.

     Merchant Private

     Acting through its controlling shareholder, Merchant Private has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 265,434 shares of the Stock.

     Caledon

     Acting through its sole shareholder, Caledon has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     Clark Trust

     Acting through its two trustees, Clark Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     JCC

     In his capacity as the sole shareholder of Caledon, JCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock. In his capacity as the controlling shareholder of Merchant Private, JCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 265,102 shares of the Stock. In his capacity as one of the trustees of Clark Trust, JCC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     AC

     In her capacity as a trustee of Clark Trust, AC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     Technifund

     Acting through its sole shareholder, Technifund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 682,202 shares of the Stock.

     Herbert Abramson

     In his capacity as the sole stockholder of Technifund, Herbert Abramson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 682,202 shares of the Stock.

     Hedge Fund

     Acting through its sole general partner, Hedge Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 42,999 shares of the Stock.

     Hedge Fund 2

     Acting through its sole general partner, Hedge Fund 2 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,368 shares of the Stock.

     Shareholdings

     In its capacity as the sole general partner of Hedge Fund, Shareholdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 42,999 shares of the Stock. In its capacity as the sole general partner of Hedge Fund 2, Shareholdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,368 shares of the Stock.

     DHC

     DHC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,953 shares of the Stock.

     P. Chin

     As joint owner with his wife, C. Chin, P. Chin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,054 shares of the Stock.

     C. Chin

     As joint owner with her husband, P. Chin, C. Chin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,054 shares of the Stock.

     Connor

     Acting through its sole shareholder, Connor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,099 shares of the Stock.

     Connor Trust

     Acting through its two trustees, Connor Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,219 shares of the Stock.

     Tregla

     Acting through its sole shareholder, Tregla has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 73,323 shares of the Stock.

     GRC

     In his capacity as the sole shareholder of Tregla, GRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 73,323 shares of the Stock. In his capacity as the sole shareholder of Connor, GRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,099 shares of the Stock. In his capacity as one of the trustees of Connor Trust, GRC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,219 shares of the Stock.

     CC

     In her capacity as one of the trustees of Connor Trust, CC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,219 shares of the Stock.

     BR

     BR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,686 shares of the Stock.

     GPR

     GPR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,530 shares of the Stock.

     JCM

     JCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

     DD

     DD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,719 shares of the Stock. In his capacity as the sole shareholder of Dacondor, he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 33,484 shares of the Stock.

     Dacondor

     Acting through its sole shareholder, Dacondor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 33,484 shares of the Stock.

     (c) In the past 60 days, the Reporting Persons have purchased shares of the Stock in private transactions as follows:

REPORTING           DATE           NO. OF SHARES       PRICE PER SHARE
PERSON                             PURCHASED

Caledon             11/28/94       30,000              $2.00
Clark Trust         11/28/94       30,000              $2.00
Merchant Private    12/15/94       59,500              $1.8125
Merchant Private    12/20/94       14,000              $1.75
Merchant Private    12/22/94        3,800              $2.00
Merchant Private    01/10/95          800              $2.00
Merchant Private    01/11/95          332              $2.15

     In the past 60 days, the Reporting Persons have purchased Rights to acquire Stock in private transactions as follows:

REPORTING           DATE           NO. OF RIGHTS       TOTAL CONSIDERATION
PERSON                             PURCHASED           PAID

Merchant Private    12/16/94       59,500              $0.01
Merchant Private    12/19/94        5,000              $0.01
Merchant Private    12/20/94       14,000              $0.01
Merchant Private    12/21/94        1,000              $0.01
Merchant Private    12/21/94       15,000              $0.01
Merchant Private    12/21/94          800              $0.01

     In the past 60 days, the Reporting Persons sold shares of Stock in open market transactions on the American or Philadelphia Stock Exchanges as follows:

REPORTING           DATE           NO. OF SHARES       PRICE PER SHARE
PERSON                             PURCHASED

Connor Clark        12/08/94         1,200             $1.875
Connor Clark        12/09/94        31,700             $1.6710
Connor Clark        12/13/94           200             $1.8125
Connor Clark        12/15/94         3,600             $1.75
Connor Clark        12/16/94         1,600             $1.7813
Connor Clark        12/21/94        35,000             $1.75
Connor Clark        12/21/94       650,000             $2.02

     On December 21, 1994, the Reporting Persons purchased Stock of the Issuer by exercising rights issued pursuant to a pro-rata distribution to all shareholders. The Stock was purchased at a price of $2.15 per share. The Reporting Persons purchased the following amounts of Stock pursuant to such exercise in private transactions.

REPORTING PERSON              NO. OF SHARES PURCHASED

Connor Clark                  2,304,787
Merchant Trust                   14,650
Merchant Private                133,852
Technifund                      224,202
Hedge Fund                       14,539
Hedge Fund 2                      2,108
Tregla                           11,099
Caledon                          33,297
DHC                               1,553
P. Chin/                            554
  C. Chin
Connor                           11,099
Connor Trust                      2,219
BR                                  886
GPR                               1,330
Clark Trust                      33,297
DD                                2,219
Dacondor                         13,984

     On December 21, 1994, the Reporting Persons converted 8.50% Convertible Debentures of the Issuer into Stock at a conversion price of $3.906 per share of Stock pursuant to the Issuer's publicly announced tender offer therefore as follows:

REPORTING PERSON              NO. OF SHARES PURCHASED

Connor Clark                  153,344
Technifund                    256,000
Hedge Fund                    15,360
Hedge Fund 2                  15,360
Tregla                        52,224

     On December 29, 1994, pursuant to a Standby Agreement between Connor Clark and the Issuer's underwriter, Connor Clark purchased an additional 650,000 shares of the Stock at a price of $2.02 per share in a private transaction.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

     (d) - (e)   No material change

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     No material change

Item 7.   Material to be Filed as Exhibits.

     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995.

     99.3 Joint Filing Agreement and Power of Attorney, dated January 10, 1995.

     99.4 Joint Filing Agreement and Power of Attorney, dated January 10, 1995.

                                     SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1995

                            CONNOR CLARK & COMPANY LTD.

                            By:  /s/ John N. Alexander
                                 Name:  John N. Alexander
                                 Title:  Chief Operating Officer


                            TUCKAHOE ASSOCIATES LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:           *
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            TUCKAHOE ALLIANCE LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:           *
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            MERCHANT PRIVATE TRUST COMPANY

                            By:             *
                                 Name:  John C. Clark
                                 Title: Chief Executive Officer


                            TUCKAHOE GLOBAL LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:           *
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            TUCKAHOE MARITIME LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                                 By:        *
                                      Name:  John C. Clark
                                      Title:  Chief Executive Officer


                            TUCKAHOE WORLD LIMITED PARTNERSHIP

                            By:  Merchant Private Limited,
                                 its general partner

                              By:           *
                                    Name:  John C. Clark
                                    Title:  Chief Executive Officer


                            MERCHANT PRIVATE LIMITED

                            By:             *
                                 Name:  John C. Clark
                                 Title:  Chief Executive Officer


                            JOHN C. CLARK

                                  *


                            TECHNIFUND INC.

                            By:             *
                                 Name:  Herbert Abramson
                                 Title: President


                            HERBERT ABRAMSON

                                  *

                            * By   /s/  John N. Alexander
                                   John N. Alexander, Attorney-in-Fact


                         CONNOR CLARK HEDGE FUND LIMITED PARTNERSHIP

                         By:  Connor Clark Shareholdings Ltd.,
                              its General Partner

                         By:  /s/  John N. Alexander
                              Name:  John N. Alexander
                              Title: Chief Operating Officer


                         CONNOR CLARK HEDGE FUND LIMITED PARTNERSHIP #2

                         By:  Connor Clark Shareholdings Ltd.,
                              its General Partner

                         By:  /s/ John N. Alexander
                              Name:  John N. Alexander
                              Title: Chief Operating Officer


                         CONNOR CLARK SHAREHOLDINGS LTD.

                         By:  /s/ John N. Alexander
                              Name:  John N. Alexander
                              Title: Chief Operating Officer


                         TREGLA HOLDINGS LIMITED

                         By:  /s/ Gerald R. Connor
                              Name:  Gerald R. Connor
                              Title: President


                         GERALD R. CONNOR

                         /s/ Gerald R. Connor


                         CONNOR FAMILY TRUST

                         By:  /s/ Gerald R. Connor
                              Name:  Gerald R. Connor
                              Title: Trustee

                         BRYAN RAKUSIN

                         /s/ Bryan Rakusin

                         GERALD P REID

                         /s/ Gerald P. Reid

                         JOHN AND ANNE CLARK FAMILY TRUST

                         By:  /s/ John C. Clark
                              Name: John C. Clark
                              Title: Trustee

                         J. CAMERON MACDONALD

                         /s/ J. Cameron MacDonald

                         CALEDON COMMONWEALTH LIMITED

                         By:  /s/ John C. Clark
                              Name: John C. Clark
                              Title: President

                         DONALD H CARLISLE

                         /s/ Donald H. Carlisle


                         PETER CHIN

                         /s/ Peter Chin


                         CHRISTINE CHIN

                         /s/ Christine Chin


                         THE CONNOR CORPORATION

                         By:  /s/ Gerald R. Connor
                              Name: Gerald R Connor
                              Title: President


                         DAVID DORION

                         /s/ David Dorion


                         DACONDOR INVESTMENTS LTD.

                         By:  /s/ David Dorion
                              Name: David Dorion
                              Title: President

                                   EXHIBIT INDEX


    Exhibit No.        Description


     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995.

     99.3 Joint Filing Agreement and Power of Attorney, dated January 10, 1995.

     99.4 Joint Filing Agreement and Power of Attorney, dated January 10, 1995.